 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022
Commission File Number 001-39684

CI Financial Corp.
(Translation of registrant’s name into English)

15 York Street Second Floor Toronto, Ontario, Canada M5J 0A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 to this Form 6-K of CI Financial Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-251032) and Form S-8 (File No. 333-253489) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	First Amendment to Credit Agreement with The Toronto-Dominion Bank as Administrative Agent and The Toronto-dominion bank, Canadian Imperial Bank of Commerce, National Bank of Canada and other financial institutions party thereto from time to time as Lenders dated May 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)
Date:	July 11, 2022	By:	/s/ Edward Kelterborn
			Name:	Edward Kelterborn
			Title:	Chief Legal Officer

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